

September 28, 2012

<u>Via Email</u>
Jason A. Napolitano
Executive Vice President and Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

> **Re: Heska Corporation**
> **Schedule 13e-3 filed September 25, 2012**
> **File No. 5-51279**

Dear Mr. Napolitano:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13e-3 filed September 25</u>
<u>Amendment No. 1 to Offer to Purchase (filed erroneously on Schedule TO) filed September 14</u>

<u>General</u>

1.   Refer to the first sentence of the Introduction to the Schedule 13e-3. Your amendments are being made to the Offer to Purchase versus the Schedule TO. Please refer to amendments to the Offer to Purchase to avoid further confusion.

2.   Further to our comment above. Please make all subsequent changes in response to the following comments in a cohesive revised Offer to Purchase that reflects all the changes to date and attach the revised offer to purchase as an exhibit. Advise us of whether you plan to redistribute a revised offer to purchase that reflects the cumulative changes.

Item 2. Subject Company Information

3.   Please update the disclosure regarding securities outstanding as of the most reasonable practicable date. Refer to Item 1002(b) of Regulation M-A.

Item 8 Fairness of the Transaction

4.   We refer to your responses to prior comment 6 of our letter dated September 5, 2012. Revise your disclosure to include the information provided in your response regarding the absence of any quantitative analysis by the Board in determining the initial offer price. Supplement your disclosure to address whether specific aspects of the company's performance and/or other quantitative analysis led the Board to revising its offer price to $9.50 per share.

5.   Please supplement the discussion on fairness to describe the deliberations undertaken and reasons why the Board decided to revise the offer price and how it determined that the revised price of $9.50 was fair to unaffiliated shareholders. Describe the range of price revisions, if any, discussed and the reasons for the rejection. If no other prices were discussed explain how the Board chose $9.50.

6.   Refer to your response to prior comment 8. Explain how the Board concluded the price was a "fair and motivating price, including an explanation of how the Board reached the same conclusion with respect to the revised price.

7.   In your response to comment 8, you refer to the Board's consideration, in part, of market conditions, which "typically change every trading day". Which market conditions did the Board consider and which specific day-to-day changes resulted in the determination of the initial and revised offer prices? Is there a range of premiums above market that the Board considers suitable for purposes of determining an offer price to be "fair and motivating"? Please expand upon the conclusory statements referenced in your response and provide further clarity in your disclosure. Refer generally to Instruction 3 to Item 1014 of Regulation M-A.

8.   We refer to your response to prior comment 9. As done in your response, disclose how the Board considered historical market prices in determining the offer purchase price and confirm whether the same considerations were undertaken when the Board determined the revised offer price.

Item 16. Exhibits

9.   Please include a distinct reference to Amendment No.1 to the Offer to Purchase filed on September 14, 2012 and list it as a distinct Exhibit to Schedule 13e-3.

Closing Information

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Scott A. Berdan, Esq.
                 Holland & Hart LLP